EXHIBIT 99.6
                                                                    ------------



                           VIKING ENERGY ROYALTY TRUST


                                      PROXY

                   SOLICITED ON BEHALF OF THE TRUSTEE FOR THE
                    ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

                      TO BE HELD ON THURSDAY, MAY 15, 2003

The undersigned Unitholder of Viking Energy Royalty Trust (the "Trust") hereby appoints A. Kirk Purdy, President and Chief Executive Officer of Viking Management Ltd. (the "Manager"), or failing him, Wayne King, Executive Vice-President and Chief Financial Officer of the Manager, or instead of either of the foregoing, _______________________________________, as proxyholder, with power of substitution, to attend, to act and to vote all trust units of the Trust set forth below (the "Trust Units") for and on behalf of the undersigned at the Annual and Special Meeting (the "Meeting") of Unitholders of the Trust (the "Unitholders") to be held on Thursday, May 15, 2003, at 3:00 p.m. (Calgary time), and at any adjournment thereof and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting or any adjournment thereof.

The said proxyholder is instructed to vote as specified below:

1. FOR [_] or TO BE WITHHELD FROM VOTING FOR [_] the election by the Unitholders of those persons named as proposed directors of Viking Energy Acquisitions Ltd. ("VEAL") and Viking Holdings Inc. ("VHI") in the Proxy Statement and Information Circular dated April 4, 2003.

2. FOR [_] or TO BE WITHHELD FROM VOTING FOR [_] the appointment of the auditors of the Trust, Viking Holdings Trust ("VHT"), VEAL and VHI named in the Proxy Statement and Information Circular dated April 4, 2003.

3. FOR [_] or AGAINST [_] the governance restructuring of the Trust and certain of its subsidiaries including, but not limited to, (i) the termination of the existing management agreement with Viking Management Ltd., (ii) the termination of the unanimous shareholder agreements of VEAL and VHI, (iii) the amalgamation of VEAL and VHI, (iv) amendments to the amended and restated trust indentures of the Trust and VHT, (v) the entering into of an administration services agreement and management agreement pursuant to which VHI will provide services to the Trust, VHT and the subsidiaries of VHT, and (vi) amendments to the amended and restated royalty agreements of VEAL and VHI.

4. On any other matters that may properly come before the Meeting in such manner as the said proxyholder in his or sole judgment may determine.

The Trust Units represented by this proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. IN THE ABSENCE OF ANY INSTRUCTIONS ABOVE, THIS PROXY WILL BE VOTED AT THE MEETING FOR ALL THE RESOLUTIONS REFERRED TO IN ITEMS 1 THROUGH 3 ABOVE.

If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting or at any adjournment thereof, or if any other matters properly come

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before such meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters in such manner as the appointed proxyholder in his or her sole judgment may determine.

         DATED this _____ day of __________________, 2003.*


                                    __________________________________________
                                    Signature of Unitholder **


                                    ___________________________________________
                                    Please Print Name


                                    ___________________________________________
                                    Number of Trust Units Held

* If this form of proxy is not dated, it shall be deemed to bear the date on which it is mailed on behalf of the Trustee.

** This form of proxy must be dated and signed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

                                    A UNITHOLDER HAS THE RIGHT TO APPOINT A
                                    PROXYHOLDER OTHER THAN THE PERSONS
                                    DESIGNATED IN THIS FORM OF PROXY AS HIS/HER
                                    NOMINEE TO ATTEND AND ACT FOR HIM/HER AND ON
                                    HIS/HER BEHALF AT THE MEETING. TO EXERCISE
                                    SUCH RIGHT, THE UNITHOLDER SHOULD INSERT THE
                                    NAME OF HIS/HER NOMINEE IN THE BLANK SPACE
                                    PROVIDED FOR THAT PURPOSE ON THE FLIP SIDE
                                    OF THIS FORM OF PROXY OR SHOULD COMPLETE
                                    ANOTHER FORM OF PROXY.

                                    Unitholders who are unable to attend the Meeting are requested to complete this form of proxy and return it to the Corporation's transfer agent, Computershare Trust Company of Canada, in the enclosed self-addressed envelope, or otherwise deliver it in person or by courier to the 9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid, proxies must be received by the Transfer Agent at least twenty-four (24) hours, excluding Saturdays, Sundays and holidays, prior to the Meeting or any adjournment thereof.